Exhibit (a)(1)(I)

Vector Capital Announces Successful Completion of Cash Tender Offer for Shares of Sizmek

AUSTIN, Texas, September 27, 2016 — Sizmek Inc. (NASDAQ: SZMK) (the “Company” or “Sizmek”) and Vector Capital (“Vector”) today announced the successful completion of the tender offer (the “Offer”) by Solomon Merger Subsidiary, Inc. (“Merger Sub”), a wholly owned subsidiary of Solomon Holding, LLC (“Parent”) and an affiliate of Vector, for all of the outstanding shares of common stock of the Company at a price of $3.90 per share, payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws.

The Offer expired at 12:00 midnight, New York City time, at the end of September 26, 2016, and a total of 17,166,475 shares were tendered into and not withdrawn from the Offer (not including 110,369 shares tendered pursuant to notices of guaranteed delivery), representing approximately 58.89% of Sizmek’s outstanding shares. The condition to the Offer that at least a majority of the outstanding shares of Sizmek’s common stock be validly tendered and not validly withdrawn prior to the expiration of the Offer was satisfied, and, accordingly, all shares that were validly tendered and not validly withdrawn were accepted for payment and Parent is promptly paying for all such tendered shares in accordance with the terms of the Offer.

As a result of its acceptance of the shares tendered in the Offer, Vector has acquired a sufficient number of shares of Sizmek’s common stock to close the merger of Merger Sub with and into Sizmek without the affirmative vote of Sizmek’s other stockholders pursuant to Section 251(h) of the Delaware General Corporation Law.

Upon completion of the merger Sizmek will become a wholly owned portfolio company of Vector. In the merger, each share of common stock of Sizmek that was not validly tendered in the Offer (other than shares owned by Parent, Merger Sub or Sizmek (as treasury stock), any subsidiary of Parent or Sizmek, or by any stockholder of Sizmek who or which is entitled to and properly demands and perfects appraisal of such shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive the same $3.90 per share in cash, without interest, that was paid in the Offer. In addition, the parties anticipate that the common stock of Sizmek will cease to be traded on the Nasdaq at the close of market on September 27, 2016, following completion of the merger, unless the merger is completed prior to the Nasdaq opening on September 27, 2016, in which case the stock will not trade on that day.

About Sizmek

Sizmek Inc. fuels digital advertising campaigns for advertisers and agencies around the world with cutting-edge technology to engage audiences across any screen. For the last 15 years, the online business that is now Sizmek has proudly pioneered industry firsts in digital, including rich media, video and online targeted advertising across several channels. Sizmek’s open ad management stack, Sizmek MDX, delivers the most creative and impactful multiscreen digital campaigns, across mobile, display, rich media, video and social, all powered by an unrivaled data platform. With New York City as a center of operations, Sizmek connects about 19,000 advertisers and 3,700 agencies to audiences, serving more than 1.3 trillion impressions a year.

Sizmek operates on the ground in about 65 countries with a team of approximately 1,000 employees. For more information, visit www.sizmek.com

About Vector Capital

Vector Capital is a leading global private equity firm specializing in transformational investments in established technology businesses. Vector identifies and pursues these investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers, and shareholders. Among Vector’s notable investments are 20-20 Technologies, Aladdin Knowledge Systems, Allegro Development, Cambium Networks, Certara, ChyronHego, CollabNet, Corel, Emarsys, IPVALUE Management, LANDesk Software, Niku, Gerber Technology, RAE Systems, Register.com, Saba Software, SafeNet, Technicolor, Teletrac, Tidel, Triton Digital, VFO, and WatchGuard Technologies. For more information, visit www.vectorcapital.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. Sizmek does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

Investor Contact:

For Sizmek:

Joann Horne

Market Street Partners

jhorne@marketstreetpartners.com

(415) 445-3233

For Vector Capital:

Jonathan Gasthalter / Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170

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